April 19, 2020

Matthew Reid
Chief Executive Officer
APPlife Digital Solutions Inc
555 California St, #4925
San Francisco, CA 94104

       Re: APPlife Digital Solutions Inc.
           Registration Statement on Form S-1
           Filed April 13, 2020
           File No. 333-237652

Dear Mr. Reid:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Chase Chandler